FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of April, 2002

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
(Translation of registrant's name into English)

Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
Registrant

Date April 30, 2002

By [signature]

c:\vt\engword\23879\Form6K.doc

EGANAGOLDPFEIL

(HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE 12 MONTHS ENDED 31ST DECEMBER, 2001

HIGHLIGHTS
- Turnover was HK$2,204 million (US$282.6 million) which includes the effect of the devalued Euro during 2001 and the "Sept-11" impact.
- After-tax profit attributable to shareholders exceeded HK$40 million (US$5.13 million).
- Shareholders' fund exceeded HK$1,302 million (US$167 million), representing 5 times of that in 1993 (the year of IPO).

RESULTS

The board of directors (the "Directors") of EganaGoldpfeil (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the 12 months ended 31st December, 2001 together with the comparative figures for the corresponding period in 2000 which are summarised as under. These results have been reviewed by the Audit Committee of the Company.

CONSOLIDATED INCOME STATEMENT

	12 Months Ended 31st December, 2001 (Unaudited) HK$'000	12 Months Ended 31st December, 2000 (Audited, Restated) HK$'000
Turnover	2,204,449	2,454,236
Cost of sales	(1,322,262)	(1,507,331)
Gross Profit	882,187	946,905
Other Revenue	83,078	61,742
Distribution costs	(464,076)	(449,931)
Administrative Expenses	(372,815)	(388,343)
Profit from operations	128,374	170,373
Finance costs	(82,663)	(76,231)
	45,711	94,142
Share of profit of associates	1,238	20,455
Profit before taxation	46,949	114,597
Taxation *(note 3)*	(2,503)	(18,774)
Profit after taxation but before minority interests	44,446	95,823
Minority interests	(4,434)	(8,220)
Profit attributable to shareholders	40,012	87,603
Dividends	15,067	2,573
Earnings per share *(note 4)*		
Basic	0.35 cent	0.82 cent
Diluted	0.35 cent	0.79 cent

Notes:

1. **Change of year end date**

During the period, the Company changed its financial year end date from 31st December to 31st May. As a result, the Company announces these results for the 12 months ended 31st December, 2001.

2. **Basis of preparation and accounting policies**

These unaudited consolidated condensed interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

These condensed interim accounts should be read in conjunction with the 2000 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the period ended 31st December, 2000 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised) : Events after the balance sheet date
[illegible] (effective for periods commencing on or after 1st July 2000)

4. **Earnings per share**

Basic earnings per share

Earnings per share was calculated based on the consolidated profit attributable to shareholders for the period of approximately HK$40,012,000 (2000: HK$87,603,000) and the weighted average number of ordinary shares of approximately 11,496,091,000 (2000: 10,687,235,000) in issue during the period.

Diluted earnings per share

Diluted earnings per share was calculated based on the adjusted earnings of approximately HK$40,645,000 after taking into consideration the interest expenses, net of tax that will be saved on the conversion of convertible debentures into ordinary shares (2000: HK$89,718,000 after taking into consideration the potential dilution effect of options of Egana Jewellery & Pearls Limited) and the weighted average number of ordinary shares of approximately 11,663,506,000 (2000: 11,365,225,000) that would be in issue having been adjusted to reflect the effects of all dilutive potential ordinary shares issuable during the period.

DIVIDEND

The Directors do not recommend payment of any 2nd interim dividend for the 12 months ended 31st December, 2001. First interim dividend of HK0.13 cent (2000: Nil) was *paid on 15th November, 2001.*

OPERATIONS REVIEW

Overview

- 2001 was a year of turmoil worldwide leading to sharp decline in profitability for many businesses, including a number of entities in the fashion accessory sector. In order to deal with the changes in the economic environment, several large luxury fashion houses have shifted their business strategy from expansion through acquisition towards reduction of investments and maximization of returns on core assets.
- For our Group, 2001 was essentially a time to focus on product and business development to prepare for the challenges ahead of us due to the worsening economic environment prevailing throughout the period. In retrospect, this development strategy proved to be appropriate and we did not get caught up in the craze of acquiring potential businesses/brandnames at inflated valuations.
- Our status as a trendsetter in the fashion accessory industry has once again been recognized with both our Esprit Timewear and Esprit Jewel having been ranked as top three bestsellers in the trendy watch and jewellery segments by German retailers in 2001. Our appointment as the worldwide exclusive licensee of MEXX Time and distributor of MEXX Jewel in Germany and Austria, and as the worldwide exclusive licensee for JOOP! timepiece, jewellery and some leather accessories in the first half of 2001 further demonstrates the Group's proven trendsetting experience and enables the Group to extend our portfolio with well-known brandnames.

Timepieces Operations

- With the participation in Junghans Uhren GmbH ("Junghans"), the Group has been reallocating its resources from bought-in-finished products activity with lower contribution margin, to having more in-house production of branded products (which have better margin and customer retention rate).
- Junghans is a pioneer in technological innovations in the field of movements including radio-control, solar, and transponder technology (the Junghans Systems). It has been successful in combining these three advanced technologies into one watch. This Junghans Systems watch is truly "customer-oriented" with value added function and is environmentally friendly, *a testament to our corporate vision.*
- The Junghans radio controlled (referred to as "atomic" in the US) technology has also been incorporated into our upscale sports brand Carrera to echo its theme "Life is the Fast Lane", for a unique range of Carrera time engineering watches that were introduced with encouraging response at the Las Vegas JCK Show in June 2001. The combined strengths of Junghans and Carrera have provided strong synergies to our timepiece division.

Jewellery Operations

- Our manufacturing support continues *to strengthen through the recent joint venture* with an Israeli diamond supplier group for servicing our upscale and luxury jewellery lines including Kazto and Jacquelin collections. Keimothai factory has

strengthening and extension of our core activities into Asia. In 2001, we have undertaken certain communication and market development in Asia with respect to the Junghans Systems (transponder technology), radio-controlled (atomic) systems of Junghans and solar energy with encouraging response. We have now secured the distribution of Junghans Systems watch for application to public transport and retail network in Taiwan. With respect to other countries, we are in the process of developing appropriate business cooperation arrangement for Junghans Systems (transponder) watch business with interested parties in South Korea, Taiwan, Singapore, Malaysia, Japan, and China (Hong Kong, Shenzhen, Guangzhou, Shanghai, Beijing).

Japan has recently completed a new transmitter station that will enable the use of the Junghans radio-controlled watch not only in Japan but also the coastal regions of China (covering Beijing, Shanghai and South China), South Korea and Taiwan. We believe that radio-controlled technology for timepieces is the trend of the future and we are uniquely positioned to successfully ride the technology wave. China's accession to the WTO and its hosting of the 2008 Summer Olympics are expected to provide vast potential for our application of the Junghans technology.

USA

We remain cautiously optimistic about our entry into the competitive US jewellery, watch and leather markets. Our US operations have reflected a loss, previously due to the expenditure incurred for the communications and marketing program to upkeep the international image and the overall brand value of the trademarks. The international coverage has positive contribution to the Group in terms of building up the brand name image in Europe and Asia.

In the US, we are focusing on the upscale prestigious sector of the jewellery market, which our market research has determined is a good segment for our entry into the US market. We are working towards bringing up awareness of our Group with our brandnames such as Kazto, Jacquelin, Abel & Zimmermann. The upscale watch sector has similar distribution network as the upscale jewellery sector, and our US jewellery team led by US deBeers award winning designer, Jacquelin Grosser-Samuels, is working on timepieces distribution in conjunction with jewellery.

We intend to extend our distribution presence in the US through strategic alliance. This will increase in-house production and product development. This shift from bought-in-finished products to in-house production is expected to increase the overall profit margin and lead to more cost effectives supply lead-time for the benefit of the Group and our customers.

The high stance of Goldpfeil in the leather industry in Europe and Asia and the recent launch of Goldpfeil unique watch collections to an overwhelming response worldwide has confirmed the appropriateness of a lifestyle concept for the brandname. Our market research and communications strategy in the US have confirmed that US consumers are becoming more brand conscious and the concept and quality of Goldpfeil products are well suited for the US market. The Group is committed to expand its presence into the US market through active but appropriate mode of strategic alliance in the form of franchising or other business co-operation arrangement. We are confident that the 150-year history, superior quality, distinguished elegance and innovative use of materials set the trend for the Goldpfeil brand to become a leading brand in the US, thereby enriching its global prestigious stance as a reflection of its image and growth in Europe and Asia.

GOING FORWARD

We will continue to create opportunities within our operations that allow our existing internal resources to capitalize on the potential of our international brandname portfolio as well as to seek strong strategic partners for participation. To enhance our position as a leading multi-brand powerhouse in the fashion accessory industry, we will utilize our extensive resources to gain long-term business growth and strong competitive advantage. To achieve this, we have formalized our mission to provide Quality Products and Services, Value Adding Activities and Innovativeness within our core competence.

Distributable earnings for 2001 were in excess of HK$40 million and shareholder funds was over HK$1,302 million, representing 5 times of that in 1993 (the year of IPO), for annual average growth of over 40%. Our growth since being listed on the Hong Kong Stock Exchange in 1993 has been heartening and we are now targeting to become a Hang Seng Index Constituent Stock, which will lead to further increase in our

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

In prior years, advertising and promotional expenditure, and cost of acquiring know-how of business were capitalised and amortised using the straight-line method over a period of not more than three years and fifteen years, respectively. The adoption of SSAP 29 has led to a re-assessment of this accounting policy. In particular, advertising expenses and certain know-how costs are not considered to give rise to an identifiable resource from which economic benefits are expected to flow up to the Group. Accordingly, such expenditure is now recognised as an expense in the period in which it is incurred. The change in accounting policy has been applied retrospectively resulting in a decrease in the retained profits at 1st January, 2000 of HK$3,439,317 and the Group's net profit after minority interests for the 12 months ended 31st December, 2001 of HK$14,138,249.

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and associate over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. In previous years, goodwill was taken to the reserves in the year in which it arose. With the introduction of SSAP 30, the Group has adopted the transitional provisions prescribed therein. New goodwill incurred after 1st January, 2001 is capitalised in the balance sheet and is amortised to the income statement on a straight-line basis over its estimated useful economic life. All goodwill arising from earlier acquisitions before 1st January, 2001 will continue to be held in reserves and no reinstatement has been made.

In accordance with the requirements of SSAP 31 and the transitional provisions of SSAP 30, an adjustment has been made concerning the impairment of goodwill arising prior to the adoption of SSAP 30 which was eliminated against available reserves. The adjustment, which represents a change in accounting policy, has been applied retrospectively in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". Accordingly, goodwill in the amount of HK$29,050,492 which was impaired in prior years has been recognised directly in the prior years' retained profits as brought forward at 1st January, 2000 and this also results in a decrease in the Group's net profit after minority interests for the period ended 31st December, 2000 of HK$8,615,334.

3. **Taxation**

Taxation comprised:

	2001 (Unaudited) HK$'000	2000 (Audited) HK$'000
Company and subsidiaries -		
Current taxation		
Hong Kong profits tax		
- Provision for current period	8,000	9,000
- Overprovision in prior periods	(9,739)	(233)
Overseas income tax		
- Provision for current period	3,315	9,588
- Overprovision in prior periods	(288)	(1,251)
Write-back of deferred taxation		
- Hong Kong	—	—
- Overseas	—	—
	1,288	17,104
Associates -		
Current taxation		
Hong Kong profits tax		
- Provision for current period	1,084	1,579
Overseas income tax		
- Provision for current period	131	91
	2,503	18,774

Hong Kong profits tax was provided at the rate of 16% (2000: 16%) on the estimated assessable profit arising in or derived from Hong Kong. Overseas income tax was provided by subsidiaries with overseas operations on their estimated assessable profits for the period at the tax rates applicable in the countries in which the subsidiaries operated.

- Abel & Zimmermann, our German subsidiary acquired in September 2001, makes 60% of its sales to exclusive jewelers in the US. Its high quality craftsmanship and unique one-of-a-kind designs are complementary to the concept for Kazto and Jacquelin. These upscale brand names are being introduced to an enlarged customer portfolio, with synergies being realized.

Leather/Lifestyle Operations

- Our owned trademark, Goldpfeil, remains ranked number one in the German luxury brand segment in terms of brand awareness, readiness to buy and market share. We continue with our commitment to develop this brand with 150-year history in the leather industry into a "true" lifestyle brand.
- To enhance the product range, Goldpfeil has entered into a co-operation arrangement with Stefanie Graf, renowned German tennis player, to introduce Stefanie Graf by Goldpfeil collections of suitcase, travel bags, ladies handbags and small leather goods.
- The first ever Goldpfeil watch collection comprising seven "one-of-a-kind" watches, and seven "limited edition" watch series, each individually designed by seven top craftsmen who are members of the famous Académie Horlogère des Créateurs Indépendants is in the midst of a year-long world tour for display at some of the finest jewelers in major cities around the world. These seven "one-of-a-kind" Goldpfeil watches are to be placed on auction by Christie's in Autumn 2002. The strategic alliance with the "Magnificent Seven" top craftsmen in the timepiece industry has given prestige in keeping with the Goldpfeil tradition of product excellence.
- In addition to our first Goldpfeil shop at the Marco Polo Hong Kong Hotel, which features leather and opticals, we have in November 2001 opened a flagship store in the heart of Central, Hong Kong.
- In Japan, the brand awareness of Goldpfeil continues to be enhanced. The two Goldpfeil flagship stores in Japan contributed 15% of sales revenue of Goldpfeil in Japan. Together with prestigious and upscale department stores, retail outlets and specialty shops, the Goldpfeil network in Japan has been extended to over 100 points of sale. Seeing the success in Japan, Goldpfeil Japan is now commissioned to take charge of the business activities in Taiwan, South Korea, Guam and Hawaii (which have a large portfolio of Japanese consumers).
- Goldpfeil jewellery collection is planned for launch in the 4th quarter of 2002, and is expected to capture world attention primarily from discerning customers in Japan, Hong Kong, Europe, the Middle East and the US.

PROSPECTS

Europe

With the monetary unification in Europe, we are taking the opportunity to centralize our distribution centers and more effectively utilize our established intranet and extranet systems. Our five existing logistics & distribution centers will be combined into one location in Dietzenbach (near Frankfurt), Germany. Our regional headquarters for Europe will be relocated to Offenbach (near Frankfurt), Germany, where our famous Goldpfeil brand was founded. With our logistics and regional headquarters centralized, we anticipate that our delivery times will be reduced and our supply chain system linked to our Asia operations will result in improved lead times. This will result in improved service and enhance our long-term growth in line with our corporate vision.

Asia

Our recent success in extending the presence in Asia of Goldpfeil lifestyle products has been encouraging, particularly in Japan, where our subsidiary has responsibility for initiating and driving development of the well-known brand throughout the Asia Pacific region. We plan to increase the number of flagship stores in Japan to 30 within three years' time.

The formal establishment of Junghans Asia Limited to act as the focal point in Asia for the Junghans business demonstrates our Group's commitment to the ongoing

MANAGEMENT DISCUSSION AND ANALYSIS

The Group's turnover for the 12 months ended 31st December, 2001 was HK$2,204 million (US$282.6 million) (as compared to HK$2,454 million (US$315 million) in 2000). The decrease is attributable in large part to the continuing instability of the Euro against the US Dollar resulting in a translation loss with impact on profit margin due to our established company policy of not adjusting prices charged to customers once they have been set at the start of each season, which has the benefit of enhancing customer loyalty for the long-term benefit of the Group. The Group has concluded forward currency/option contracts so as to limit our exposure to adverse currency fluctuations.

The "Sept-11" issue has affected our US operations performance, which reflected a reduction in profit of HK$25 million in 2001. The recent economic statistics in the US illustrate that the US recovery is on its way, which will impact positively upon our US business activities. In addition, the Group has undertaken strict cost control measures and will continue to improve sales mix to enhance its competitiveness.

Breakdown of turnover by product type for the period in 2001 was: timepiece comprising 52% (2000: 46%), jewellery 27% (2000: 27%), leather 19% (2000: 24%) and others 2% (2000: 3%). These figures are consistent with those for the prior period. Geographical breakdown of turnover for 2001 was: Europe at 80% (70% in 2000), Asia Pacific at 12% (23% in 2000), and America at 8% (7% in 2000). Turnover from our brandnamed products was 78%, compared to 72% in 2000.

Operating profit from operations was HK$128 million (US$16.4 million), representing a profit margin of 5.8% and a return on equity of 9.9%. Gross profit margin has improved by 2%, to 40%, as a result of a combination of improved product mix towards branded items and enhanced manufacturing efficiencies.

Despite the lackluster borrowing performance of the luxury fashion accessory industry in 2001 as a result of the economic downturn and political turmoil, we remain in a strong financial position. Our 2001 leverage ratio (total debts/shareholder funds) was 122% compared to 118% in 2000, which continues to remain ahead of the industry average of 180%. Our gearing ratio (net borrowing/tangible net worth) for 2001 was 78%, compared to 31% in 2000, still ahead of the industry average of 80%. Our debtors turnover was 55 days (2000: 60 days), still ahead of the industry average of 120 days.

Shareholders' funds reached HK$1,302 million (US$167 million), a 5.6% increase over 2000. There are no significant capital commitments as at 31 December, 2001, which would require substantial use of Group's cash resources or external funding.

EMPLOYEES AND REMUNERATION POLICIES

As at 31st December, 2001, the Company and its subsidiaries employed approximately 3,800 staff. Remuneration is determined by reference to their qualifications and experiences of the staff concerned. The Group has set up a performance evaluation policy and will award those employees with outstanding performance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities (whether on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or otherwise) during the period ended 31st December, 2001.

CODE OF BEST PRACTICE

Except that the non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meetings of the Company, none of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the second interim report, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

PUBLICATION OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

On behalf of the Board
Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 29 April, 2002

香港經濟日報

聯洲國際集團
EGANAGOLDPFEIL
(HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

截至二零零一年十二月三十一日止十二個月的業績公佈

財務摘要

- 營業額為2,204,000,000港元(282,600,000美元),包括二零零一年內歐元貶值及「九一一」事件的影響。
- 股東應佔除稅後溢利超逾40,000,000港元(5,130,000美元)。
- 股東權益超逾1,302,000,000港元(167,000,000美元),相當於一九九三年(首次公開招股的一年)的股東權益5倍。

業績

聯洲國際集團(「本公司」)的董事會(「董事會」)欣然宣佈,本公司及其附屬公司(「本集團」)截至二零零一年十二月三十一日止十二個月的未經審核綜合業績,連同二零零零年同期的比較數字概述如下。該等業績已經由本公司審核委員會審閱。

綜合收入報表

	截至下列日期止十二個月 二零零一年 十二月三十一日 (未經審核) 千港元	二零零零年 十二月三十一日 (經審核,重列) 千港元
營業額	2,204,449	2,454,236
銷售成本	(1,322,262)	(1,507,331)
毛利	882,187	946,905
其他收入	83,078	61,742
分銷成本	(464,076)	(449,931)
行政開支	(372,815)	(388,343)
經營溢利	128,374	170,373
融資成本	(82,663)	(76,231)
	45,711	94,142
佔聯營公司溢利	1,238	20,455
除稅前溢利	46,949	114,597
稅項 *(附註3)*	(2,503)	(18,774)
除稅後未計少數股東前溢利	44,446	95,823
少數股東權益	(4,434)	(8,220)
股東應佔溢利	40,012	87,603
股息	15,067	2,573
每股盈利 *(附註4)*		
基本	0.35仙	0.82仙
攤薄	0.35仙	0.79仙

附註:

1. **更改年結日**

   期內,本公司已將其財政年度的年結日由十二月三十一日改為五月三十一日。因此,本公司所公佈是截至二零零一年十二月三十一日止十二個月的業績。

2. **編製基準及會計政策**

   該等未經審核簡明綜合中期賬目乃根據香港會計師公會發出的會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

   該等簡明中期賬目應連同二零零零年度財務報表一併參考。

   用於編製該等簡明中期賬目的會計政策及計算方法,與截至二零零零年十二月三十一日止期間年度賬目內採用的會計政策及計算方法一致,惟因集團採納下列由香港會計師公會所發出並對於二零零一年一月一日或之後會計期間生效的會計實務準則而作出的若干變動除外:

會計實務準則第9號(經修訂)	:	資產負債表日後事項
會計實務準則第14號(經修訂)	:	租約(由二零零零年七月一日或之後期間生效)
會計實務準則第28號	:	準備、或有負債和或有資產
會計實務準則第29號	:	無形資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減值
會計實務準則第32號	:	綜合財務報表和對附屬公司投資之會計處理

   集團會計政策的變動及採納此等新政策的影響如下:

   於過往年度,廣告及推廣開支與收購業務專業知識成本已於過去分別不多於三年及十五年期間按直線法資本化及攤銷。採納會計實務準則第29號引致重估該會計政策。其中,廣告開支及若干專業知識成本已不再被視為預期可為本集團帶來經濟利益的可分辨資源。因此,該項開支現已於產生期間確認為開支。該會計政策的改變已追溯至以往賬目,使於二零零零年一月一日的保留溢利減少3,439,317港元,及本集團於截至二零零零年十二月三十一日止十二個月的除少數股東權益後純利減少14,138,249港元。

   因綜合賬目產生的商譽指就收購附屬公司及聯營公司所支付的收購成本超出

黃金產品。位於中國的寶昌永耀珠寶廠除了擁有完善的鍍金技術,在銀製首飾及時尚珠寶的製造技術上亦取得進一步提升,加強對美國市場的支援。

- Abel & Zimmermann是集團於二零零一年九月收購的德國附屬公司,六成的產品分銷至美國珠寶商。其超凡的工藝及獨一無二的設計媲美Kazto和Jacquelin的概念。這些優質品牌將陸續推出給廣大的顧客,協同作用會隨之而來。

皮革及時尚生活品業務

- 集團擁有的商標Goldpfeil分別在德國高級品牌的品牌知名度、購買意欲及市場佔有率類別中仍然穩佔第一位。集團會繼續全力將這個擁有一百五十年深厚根基的皮革品牌發展為「真正」的時尚生活品牌。
- 為了豐富產品類別,Goldpfeil與德國著名網球手Stefanie Graf合作,推出了Stefanie Graf by Goldpfeil系列,包括辦公手提箱、旅行袋、女裝手袋及精巧的皮革用品。
- Goldpfeil首個腕錶系列包括七只「獨一無二」的腕錶及七個「限量版」設計,每一款皆分別由七位擁有超卓工藝並來自Academie Horlogere des Createurs Independants的成員設計。這批腕錶現正在全球各主要城市的高級鐘錶珠寶店中作為期一年的巡迴展覽,最後會於二零零二年秋季由佳士得拍賣公司拍賣。與時計界中「七位頂級工藝師」的策略性聯盟,正正配合了Goldpfeil不斷提供高產品質素的優良傳統。
- 繼於香港的馬哥孛羅香港酒店開設了首間專賣皮革產品及眼鏡產品的Goldpfeil專門店後,集團於二零零一年十一月於香港中環的樞紐地帶開設了第二間旗艦店。
- 在日本,Goldpfeil的品牌知名度不斷提升。設於日本的兩間Goldpfeil旗艦店的營業額佔日本Goldpfeil總收入的15%。加上高級百貨公司、零售點及精品店,Goldpfeil在日本的分銷網已擴展至超過一百個銷售點。鑑於日本的佳績,Goldpfeil Japan公司現獲委任監督台灣、南韓、關島及夏威夷的業務(這些市場擁有大量的日本顧客)。
- Goldpfeil首飾系列將於二零零二年第四季隆重登場,屆時定必獲得世界各地尤其是日本、香港、歐洲、中東及美國人士的青睞。

前景

歐洲

歐洲貨幣一體化的實現促使集團統一現存的分銷中心及更有效率的利用發展完善的內聯網系統及外聯網系統。現存的五個後勤及分銷中心將會合併為設於德國Dietzenbach(位近法蘭克福)的統一中心。歐洲的地區總部將會設於聞名遐邇的品牌Goldpfeil的發源地-德國的Offenbach(位近法蘭克福)。隨著後勤及地區總部的統一,集團預期運送貨品時間會縮短,而與亞洲基地相連的供應鏈系統將更有效率地提高服務質素,達致集團改善服務及保持長遠增長的整體目標。

亞洲

Goldpfeil時尚生活產品最近分銷至亞洲而取得令人興奮的成績,其中尤以日本的成功最值得驕傲。集團的日本附屬公司將繼續統籌構思及履行發展這個知名品牌在亞洲區的工作。集團計劃於三年內增加日本旗艦店的數目至三十間。

Junghans Asia Limited正式成為發展Junghans亞洲業務據點,反映集團全力發展及不斷擴張在亞洲的核心業務。二零零一年,集團為Junghans Systems(非接觸詢答器技術系統)、無線電遙控(原子能時計)系統及太陽能科技籌辦了一連串市場發展活動,獲得熱烈的回響。集團現正著力將Junghans Systems(非接觸詢答器技術系統)腕錶引入台灣的公共交通系統及零售網絡。至於其他地區,集團正與各地有興趣參與發展Junghans Systems(非接觸詢答器技術系統)業務的公司商議合作的可能性,這些公司分別來自南韓、台灣、新加坡、馬來西亞、日本及中國(香港、深圳、廣州、上海及北京)。

日本最近建成了一座新的發射站,該發射站可令Junghans無線電遙控腕錶不單在日本可以運作,更可在中國沿海城市(包括北京、上海及南中國)、南韓及台灣正常運行。集團相信無線電遙控時計將會成為未來的主導,而集團在這股科技浪潮中已穩佔獨有的優越位置。集團預期中國加入世界貿易組織並獲得主辦二零零八年夏季奧林匹克運動會的權利,將為Junghans科技的應用提供了一個廣闊的發展空間。

入產生年度的儲備內。於推行會計實務準則第30號後，本集團已採納該準則所規定的過渡性條款。於二零零一年一月一日後產生的新商譽將會於資產負債表中資本化，並按直線法以其估計可使用經濟期限於收入報表中攤銷。二零零一年一月一日前過往收購產生的所有商譽將會繼續列入儲備，且不會重新呈列。

根據會計實務準則第31號及會計實務準則第30號的過渡性條文，已就於採納會計實務準則第30號前產生的商譽減值，其必須於可供動用儲備內抵銷的安排作出調整。該項調整(即會計政策的改變)已根據會計實務準則第2號「期間溢利或虧損淨額、重大錯誤及會計政策的改變」追溯至以往賬目。據此，於過去期間減值的29,050,492港元的商譽數額，並於過往期間之保留溢利內直接確認，並於二零零零年一月一日結轉，這亦引致本集團截至二零零零年十二月三十一日止期間的純利下跌8,615,334港元。

3. 稅項

稅項包括：

	二零零一年 (未經審核) *千港元*	二零零零年 (經審核) *千港元*
公司及附屬公司－		
本年稅項		
香港利得稅		
－本期撥備	8,000	9,000
－過往年度的超額撥備	(9,739)	(233)
海外所得稅		
－本期撥備	3,315	9,588
－過往年度的超額撥備	(288)	(1,251)
撤銷遞延稅項		
－香港	－	－
－海外	－	－
	1,288	17,104
聯營公司－		
本年稅項		
香港利得稅		
－本期的撥備	1,084	1,579
海外所得稅		
－本期的撥備	131	91
	2,503	18,774

香港利得稅乃就源自香港的估計應課稅溢利按稅率16%(二零零零年：16%)撥備。至於海外所得稅，則由該等有海外業務的附屬公司就期內估計應課稅溢利按彼等經營業務的所在國家適用的稅率作出撥備。

4. 每股盈利

每股基本盈利

每股盈利乃根據期內股東應佔綜合溢利約40,012,000港元(二零零零年：*87,603,000港元)及期內已發行普通股的加權平均數約11,496,091,000股*(二零零零年：10,687,235,000股)計算。

每股攤薄盈利

截至二零零一年十二月三十一日止期間內之每股攤薄盈利乃根據經調整股東應佔溢利約40,645,000港元，並經計及由可換股債券轉換至普通股份而將可節省之利息開支(已扣除稅項)(二零零零年：89,718,000港元、經計及聯洲珠寶有限公司購股權之潛在攤薄影響)及可發行普通股之加權平均數約11,663,506,000股(二零零零年：11,365,225,000股)計算，以反映期內具攤薄潛力之普通股的影響。

股息

董事會議決不派發截至二零零一年十二月三十一日止十二個月之任何中期股息。首個中期股息每股0.13港仙(二零零零年不適用)於二零零一年十一月十五日派發。

業務回顧

概況

■ 二零零一年全球陷於動盪的局面，導致很多公司盈利急跌，當中包括不少從事時尚配飾業務的公司。數間大型的高級時尚企業調較其商業策略，由透過收購擴展業務轉為減少投資及盡量爭取核心資產的回報，以抗衡經濟環境帶來的轉變。

■ 為了更好的迎接經濟衰退期間帶來的挑戰，二零零一年集團專注產品及業務發展。回顧業績，這個發展策略證明是合適的。集團所收購的品牌或合併的業務沒有受價值萎縮的影響。

■ Esprit時計及珠寶在德國時款腕錶及珠寶類別中，由德國零售商選為二零零一年最佳時計及最佳珠寶之頭三名，再一次證明集團在時尚配飾業中穩坐潮流創造者的位置。在二零零一年上半年，集團獲授予MEXX時計全球特許權、MEXX在德國及奧地利的珠寶分銷權及JOOP!授予時計、珠寶及一些皮具用品的全球特許權。這些成績顯示集團在創造潮流方面的豐富經驗，亦增加了集團擴展知名品牌組合的優勢。

時計業務

■ 隨著Junghans Uhren GmbH(「Junghans」)的加盟，集團重新分配資源，減少購買製成品(這些產品帶來較低的邊際利潤)，轉為進行較多內部生產品牌產品(這可帶來較佳的邊際利潤及提升保留顧客的比率)。

■ Junghans亦是發展時計科技的先鋒，在無線電遙控、太陽能及衛星詢答器科技(Junghans Systems)上擁有領先地位。Junghans已成功將這三項科技引入一只腕錶之內。這款Junghans Systems腕錶務求以「顧客為本」，兼備各種功能，同時也能達致集團愛護環境的目的。

■ Junghans無線電遙控科技(美國稱為「原子能時計」)已與集團的一個高級運動品牌Carrera結合，出產了一系列的Carrera Time Engineering腕錶，將Carrera的獨特風格「Life is the Fast Lane」傳神地演繹出來，該系列腕錶在二零零一年六月於拉斯維加斯展出並獲得熱烈歡迎。Junghans與Carrera的結合帶來了協同作用，為集團的時計業務帶來效益。

珠寶業務

■ 最近，集團與一間以色列鑽石供應商集團合作，為高級珠寶產品包括Kazto和Jacquelin系列的生產提供強大的支援。Keimothai廠的生產效率已得到改善，專門生產尤其是銷往美國的高級鑽石及

美國

集團對開拓充滿競爭的美國珠寶、腕錶及皮革市場保持審慎樂觀的態度。集團的美國業務過去錄得虧損，主要是先前為了維持商標的國際形象及整體品牌價值所進行的市場營銷推廣計劃的支出所做成的。採取國際分銷給集團各品牌帶來正面的貢獻，包括在歐洲及亞洲建立了獨有的品牌形象。

集團致力於美國高級華貴珠寶市場中發展，原因是市場研究報告指出此乃一打入美國市場的有效途徑。集團已成功與美國的高級百貨公司及零售商店建立合作關係，透過此途徑推廣Kazto、Jacquelin及Abel & Zimmermann等品牌，藉以增加集團於美國的知名度。由於腕錶業務的分銷網絡與珠寶的分銷網絡相似，故現由美國deBeers獲獎設計師Jacquelin Grosser-Samuels領導之珠寶隊伍統籌發展。

集團計劃通過策略聯盟的方式擴展美國的分銷網絡，這樣會增加對內部生產及產品開發的需求。相信這個由外購製成品為主轉為內部生產為主的方針會增加整體的邊際利潤和更能掌握產品供應的時間，最終會為集團及顧客帶來經濟效益。

Goldpfeil獨步於歐洲及亞洲的皮革界，加上最近推出獨一無二的腕錶系列獲得世界各地的熱烈反應，證明以時尚生活概念推展這個品牌的策略是合適的。集團在美國進行的市場研究及推廣活動顯示美國顧客對品牌的重視程度日益提高，而Goldpfeil產品的概念及其優秀的品質正好迎合美國市場的需要，有助Goldpfeil擴展美國業務。集團希望透過特許權或其他商業合作模式與具實力的公司合作，以擴展Goldpfeil在美國的業務。集團深信憑著Goldpfeil一百五十年的悠久歷史、優越的品質、非一般的優雅及勇於選用創新的物料促使Goldpfeil成為有條件在美國擁有領導地位的品牌，令其於歐洲及亞洲的形象及增長能反映出來，突顯其環球性的尊貴地位。

前瞻

集團會繼續尋求機會盡量開發旗下國際品牌的潛質及與根基穩固的公司建立策略性夥伴關係。作為一間多品牌企業，為了提升集團在時尚配飾業中的領導地位，集團會運用現有的豐富資源，以爭取長遠的業務發展及強大的競爭優勢，因此，集團銳意提供優質產品及服務、從事高增值活動及在發展核心業務中，不斷創新意念。

二零零一年，股東應佔溢利逾40,000,000港元。股東權益逾1,302,000,000港元，為九三年上市前的五倍，平均每年增長40%，集團對自一九九三年在香港聯合交易所上市以來的發展甚為鼓舞。目前，集團以晉身為恒生指數成份股為目標，以提升本身及股東價值。

管理層討論及分析

截至二零零一年十二月三十一日止十二個月，集團的營業額為2,204,000,000港元(282,600,000美元)(二零零零年：2,454,000,000港元(*315,000,000*美元)。營業額的下調，主要是由於歐羅兌美元持續不穩定，在啫兑中錄得一些損失。加上集團的既定政策規定，為了提高顧客忠誠而達致對集團的長期利益，在每季開始時訂定的產品售價是不會調整的，這對邊際溢利造成一定的影響。為了減少貨幣波動帶來的負面影響，集團已簽訂若干遠期貨幣期權合約。

集團的美國業務亦受到「九一一」事件影響，二零零一年期間的盈利下跌了25,000,000港元。最近美國公佈的經濟數據反映美國經濟正在復甦，相信這會對集團帶來正面影響。另外，集團已執行嚴格的成本控制措施，亦會繼續調較產品組合以增強競爭力。

二零零一年營業額按主要業務分析如下：時計業務佔52%(二零零零年：46%)、珠寶業務佔27%(二零零零年：27%)、皮革業務佔19%(二零零零年：24%)、其他業務佔2%(二零零零年：3%)。以上數據與去年相若。按市場劃分的營業額分析如下：歐洲佔80%(二零零零年：70%)、亞太區佔12%(二零零零年：23%)及美洲佔8%(二零零零年：7%)。品牌產品的營業額佔78%，去年為72%。

營運收入為128,000,000港元(16,400,000美元)，相等於5.8%邊際利潤及9.9%資本回報率。提高品牌產品的比例及生產效率的改善導致邊際毛利率增加了2%至40%。

縱使二零零一年經濟下滑及政治動盪導致高級時尚配飾業的表現未如理想，集團的財務狀況仍然穩健。二零零一年，集團的資產負債比率(總負債／股東權益)為122%(二零零零年：118%)，領先業內平均數的180%。二零零一年的負債比率(淨借貸／有形資產淨值)為78%(二零零零年：31%)，領先業內80%之平均數。存貨週轉日數為55日(二零零零年：60日)，遠比同業平均數的120日為佳。

股東權益為1,302,000,000港元(167,000,000美元)，較二零零零年增加了5.6%。於二零零一年十二月三十一日止，集團沒有涉及重大的資本開支承諾，因此不需要動用集團的現金儲存或向外融資。

僱員及薪酬政策

於二零零一年十二月三十一日，集團及其附屬公司僱用了約3,800名員工。集團按員工的質素及經驗而釐定薪酬及獎賞，亦制定了一個表現評估政策，表現卓越的員工會獲得獎勵。

購買、出售或贖回本公司之證券

本公司及其附屬公司概無於截至二零零一年十二月三十一日止期間於香港聯合交易所有限公司(「聯交所」)或其他證券交易所購買、出售或贖回彼等之任何證券。

最佳應用守則

除本公司非執行董事並非按特定期限委任而是按輪流退任並在本公司股東週年大會上重新選舉之外，各董事並不知悉任何資料可合理顯示本公司在第二份中期業績報告中有關會計期間的任何時期有或曾經不符合聯交所證券上市規則(「上市規則」)附錄14的規定。

於聯交所網頁刊登業績

上市規則附錄16第46(1)至46(6)段所規定的所有資料將於聯交所網頁內公佈。

承董事會命
主席兼行政總裁
史璧加

香港，二零零二年四月二十九日

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the "Company")

Financial Advisor to the Company

Upbest Securities Company Limited

CHANGE OF ACCOUNTING YEAR END DATE

SUMMARY

On 29 April 2002, the Company changed its year end date from 31 December to 31 May effective from the year 2002.

An audited financial statements for the period from 1 January 2001 to 31 May 2002 will be issued on or before the end of August 2002, having regard to the annual general meeting to be held on or before 19 September 2002, in accordance with Paragraph 11(1) of Part B of Appendix 7 of The Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), i.e. within 4 months after the date upon which the financial period ended.

The Company has published a preliminary announcement of the unaudited second interim results of the Company and its subsidiaries for the financial period from 1 January 2001 to 31 December 2001 under a separate announcement on 29 April 2002.

Change of Accounting Year End Date

On 29 April, 2002, the Board of Directors of the Company (the "Directors") resolved that the Company will change the accounting year end date from 31 December to 31 May effective from the year 2002. Accordingly, the Company will issue an audited consolidated financial statements for the period from 1 January, 2001 to 31 May, 2002 on or before the end of August 2002, having regard to the annual general meeting to be held on or before 19 September 2002 in compliance with the Company's Articles of Association, in accordance with Paragraph 11(1) of Part B of Appendix 7 of The Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), i.e. within 4 months after the date upon which the financial period ended.

The Company has published a preliminary announcement of the unaudited second interim results of the Company and its subsidiaries (collectively the "Group") for the financial period from 1 January, 2001 to 31 December, 2001 under a separate announcement on 29 April 2002. The second interim report will be dispatched to the shareholders of the Company in mid May 2002.

The Directors will call for an annual general meeting for 2002 on or before 19 September, 2002 to approve the audited consolidated financial statements of the Company for the period from 1 January, 2001 to 31 May, 2002 in accordance with Article 52 of the Articles of Association of the Company, i.e. within 15 months after the date of the last annual general meeting of the Company.

The reasons for the change of accounting year end date are as follows:-

1. The Group's European operations have been enlarged after the merger with Junghans group in November 2000. Synergy effects have crystallized and cumulated particularly at the Inhorgenta Fair (held in February) and Basel Fair (held in early April) which demands to a full extent of the Group's human resources for the product development, communications programs, presentation in the fairs and acceptance of buyers' orders. The management foresees that the finalization of annual financial statements for the operating subsidiaries in the first quarter of a calendar year would affect the efficiency in product development in these months, accordingly considerations are given to re-schedule the preparation and finalization of the annual financial statements of the Group.

2. The Group attends major watch and jewellery fairs in the world, particularly in Inhorgenta (February), Basel (early April), Egana Fair (May), JCK Show (June), Midora (August) and Hong Kong Watch and Clock Fair (September). The management considers that if the annual stock-take can be re-scheduled from December end to May end, it would enhance the management efficiency in production planning of the Group as a whole after the first three major fairs of the calendar year.

3. In view of the recent business development of the Group in Asia after the acquisition of Junghans and Goldpfeil group and that sales activities continue in Asia during the first quarter of a calendar year having regard to Chinese New Year festival and other similar events in Asia that generate sales revenue, the management considers that the human resources of the Group should be employed more for business instead of finalizing annual financial statements at that time. In addition, it would be more appropriate to have the annual stock-take at end of May to assess the stock level after the watch and jewellery fairs held before May.

4. The Group during the past 2 years have strategically allied or participated in companies in form of minority interests for business development. These companies normally have a March year end date. Having regard to SSAP 31 (Impairment of Assets) which is effective for financial statements commencing on or after 1 January 2001, the audited financial statements of such investee companies may be required in this regard. In order to access the financial information of these investee companies, the management considers that re-scheduling the Group's year end date to the end of May would be appropriate such that audited financial statements of the investee companies can be obtained before release of the Group's audited annual financial statements.

5. Previously, the Group's first half financial year (which commences in January and ends in June) only builds up orders particularly after major watch and jewellery fairs as mentioned above. Accordingly, there exists uneven fluctuation of the Group's turnover due to seasonal factors. The management considers that the change of year end date to May end would provide a more even trade picture over a financial year.

6. As a large portion of the Group's orders come from the major watch and jewellery fairs, particularly in the Basel and Egana Fair in April/May each year, the management considers that the adoption of 1 June as the commencement of the financial year can reflect the overall business performance resulting from orders in the major fairs on an annualized basis.

By Order of the Board
Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 29 April 2002

聯洲國際集團
EGANAGOLDPFEIL
(HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

（「公司」）

美建證券有限公司

公司之財務顧問

更改財政年度結算日期

摘要

於二零零二年四月廿九日，公司通過將財政年度結算日期由十二月三十一日更改為五月三十一日，由二零零二年度起生效。

基於公司將於二零零二年九月十九日或之前舉行股東週年大會，因此將根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄七B部第11(1)段，於二零零二年八月底或之前公佈二零零一年一月一日至二零零二年五月三十一日止期間的經審核財務報表，即有關財政年度結束後四個月內。

公司已於二零零二年四月廿九日另外公佈公司及其附屬公司二零零一年一月一日至二零零一年十二月三十一日期內之未經審核第二份中期業績。

更改財政年度結算日期

公司董事會（「董事會」）於二零零二年四月廿九日通過公司的財政年度結算日期會由十二月三十一日更改為五月三十一日，由二零零二年度起生效。為了符合公司組織章程細則，公司將於二零零二年九月十九日或之前舉行股東週年大會，據此，將根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄七B部第11(1)段，於二零零二年八月底或之前公佈二零零一年一月一日至二零零二年五月三十一日止期間的經審核財務報表，即有關財政年度結束後四個月內。

公司已於二零零二年四月廿九日另外公佈公司及其附屬公司（「集團」）二零零一年一月一日至二零零一年十二月三十一日期間之未經審核第二份中期業績。第二份中期業績報告將於二零零二年五月中旬派發予公司之股東。

董事會將根據公司組織章程細則第五十二條，於二零零二年九月十九日或之前召開股東週年大會，以通過公司二零零一年一月一至二零零二年五月三十一日止期間之經審核綜合財務報表，即上一次股東週年大會召開日期後十五個月內。

更改財政年度結算日期的原因如下：

1. 與Junghans集團於二零零零年十一月合併後，集團擴大了歐洲業務，並強化了隨之而來的協同作用，從二月舉辦的Inhorgenta展覽會及四月初舉辦的巴塞爾展覽會可見其效果。這兩次展覽，無論在產品開發、銷售策略、或展覽期間的推廣及接受買家的訂單各方面，皆需要集團全力投入人力資源。管理層預期每年首季須為經營的附屬公司編製去年之財務報表，會令這數個月的產品開發進度受到影響。據此考慮重新編排集團每年編製財務報表的時間表。
2. 集團每年均參加世界主要鐘錶及珠寶展，特別是二月的Inhorgenta展覽會、四月初的巴塞爾展覽會、五月的聯洲展覽會、六月的JCK展覽會、八月的Midora展覽會及九月的香港鐘錶展。管理層認為若將盤點時間由十二月底重新編排至五月底，實有助管理層於每年首三個主要展覽會後提高集團整體生產計劃效率。
3. 繼收購Junghans及Goldpfeil集團，集團致力發展亞洲業務。因應每年的農曆新年及亞洲其他類似的節日期間所帶來的銷售額，每年首季的推廣活動持續不斷。有見及此，管理層認為於此期間，集團應該投放更多人力資源於業務發展，而非編製財務報表。此外，為了評估五月前舉行的鐘錶及珠寶展後的存貨水平，每年盤點時間於五月底更為合適。
4. 過去兩年，集團以少數股東權益的形式，透過組成策略聯盟或與其他公司合作發展業務。這些公司的財政年度一般以每年的三月底作結算日。就編製以二零零一年一月一日或以後為財政年度之財務報表而須採納之香港會計實務準則31（資產減值），該等公司或需提交經審核的財務報表。為了評審此等投資項目的財務資料，管理層考慮將集團的財政年度結算日期推後至每年的五月底，這可讓集團在公佈經審核的財務報告之前獲得該等公司的經審核財務報表。
5. 以往集團半年財政年度（由一月起至六月止）只能反映訂單的數量，尤其於以上提到的主要鐘錶及珠寶展覽會內所接的訂單，因此，季節性因素造成集團營業額不穩定。管理層認為將財政年度推延至五月底會將整個財政年度的業績更真實地反映出來。
6. 由於集團大部分的訂單來自主要的鐘錶及珠寶展覽會，特別是每年四月舉行的巴塞爾展覽會及五月的聯洲展覽會，管理層考慮將每年的六月一日定為財政年度的第一日，這可更全面反映集團在主要展覽會中取得全年訂單的業績。

承董事會命

主席兼行政總裁

史璧加

香港，二零零二年四月廿九日